Record Date for Voting Rights Exercisable at the General Shareholders’ Meeting to be Held in March 2006

Shinhan Financial Group (the “Group”) will close its shareholder registry from January 1, 2006 until the date of its shareholders meeting on March 2006. According to the Articles of Incorporation of the Group, December 31 of each year is the record date for annual shareholders meeting and annual dividend payment, and accordingly our common shareholders that are registered in Shinhan Financial Group’s shareholder registry as of December 31, 2005 will be entitled to exercise their voting rights at the Annual General Meeting of Shareholders and to receive dividends for the 2005 fiscal year. As December 31 of this year falls on a Saturday, the record date for the holders of American Depositary Shares (“ADSs”), under Shinhan Financial Group’s deposit agreement, will be December 30, 2005.